FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended March 31, 2010 which was filed with the Tokyo Stock Exchange on May 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 13, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Year Ended March 31, 2010

(Prepared in Accordance with U.S. GAAP)

May 13, 2010

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chairman of the Board, President
Contact:	Noriaki Yamaguchi, Representative Director, Vice-President, Corporate Officer (Phone: +81-3-5771-0222)
Date of General Shareholders Meeting:	June 29, 2010
Date of dividend payment:	June 8, 2010
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Year Ended March 31, 2010

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation
Year ended March 31, 2010	262,144	18,664	17,122	13,314
% change from previous year	(15.4)%	(31.8)%	(30.7)%	22.4%
Year ended March 31, 2009	309,771	27,361	24,719	10,874
% change from previous year	4.2%	(19.1)%	(24.7)%	(40.7)%

	Basic net income attributable to Konami Corporation per share (yen)	Diluted net income attributable to Konami Corporation per share (yen)	Return on stockholders’ equity attributable to Konami Corporation	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2010	99.76	99.76	7.3%	5.7%	7.1%
Year ended March 31, 2009	79.30	79.30	6.0%	8.0%	8.8%

Reference:	Equity in net income of an affiliated company
	Year ended March 31, 2010:	¥56 million
	Year ended March 31, 2009:	¥(2,490) million

Note:	Due to adoption of FASB Accounting Standards Codification 810, (former Statement of Financial Accounting Standards No.160), “Net income attributable to Konami Corporation” is used to herein to describe “Net Income” as the term was used for the year ended March 31, 2009.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total equity	Konami Corporation stockholders’ equity	Konami Corporation stockholders’ equity ratio	Konami Corporation stockholders’ equity per share
March 31, 2010	298,198	189,231	184,465	61.9%	1,382.16
March 31, 2009	301,670	183,539	178,632	59.2%	1,338.46

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2010	14,297	(6,449)	(10,744)	50,740
Year ended March 31, 2009	30,131	(5,715)	(21,004)	53,568

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2009	—	27.00	—	27.00	54.00	¥7,315 million	68.1%	4.0%
Year ended March 31, 2010	—	27.00	—	27.00	54.00	¥7,206 million	54.1%	4.0%
Year ending March 31, 2011 -Forecast-	—	16.00	—	16.00	32.00		31.6%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2011

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to Konami Corporation	Net income attributable to Konami Corporation per share
Year ending March 31, 2011	285,000	24,500	22,500	13,500	101.15
% change from previous year	8.7%	31.3%	31.4%	1.4%

Note:	We do not disclose projected consolidated results for interim periods.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 25 for details.

(3) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2010	143,500,000 shares
	Year ended March 31, 2009	143,500,000 shares

2.	Number of Treasury Stock:
	Year ended March 31, 2010	10,039,336 shares
	Year ended March 31, 2009	10,038,498 shares

3.	Average number of shares outstanding:
	Year ended March 31, 2010	133,461,138 shares
	Year ended March 31, 2009	137,124,130 shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2010

(1) Non-consolidated Results of Operations

	(Millions of Yen, except per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2010	19,295	14,609	14,495	14,092
% change from previous year	(10.1)%	(7.3)%	(7.8)%	49.1%
Year ended March 31, 2009	21,456	15,755	15,721	9,454
% change from previous year	(15.8)%	(24.4)%	(23.2)%	(45.7)%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2010	105.60	—
Year ended March 31, 2009	68.95	—

(2) Non-consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2010	178,743	153,012	85.6%	1,146.50
March 31, 2009	180,952	146,136	80.8%	1,094.97

Reference:	Total Stockholders’ equity
	Year ended March 31, 2010:	¥ 153,012 million
	Year ended March 31, 2009:	¥ 146,136 million

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 8 and 9 for further information regarding our business forecasts.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

Although the Japanese economy showed signs of recovery from the recession that had been continuing since last year, the business environment during the fiscal year ended March 31, 2010 continued to be uncertain, with reduced personal consumption due to factors such as severe income and employment situations.

Regarding the entertainment industry that KONAMI CORPORATION and its subsidiaries (“Konami”) operate in, despite measures taken to arouse demand as its platforms have become widespread, the home video game market remained challenging – both in Japan and overseas – as compared to the previous fiscal year. The measures included the reduction of standalone video game console prices by various hardware manufacturers, the launch of new handheld video game consoles and the release of major game titles by various software producing companies towards the year-end sales season. The amusement arcade market also continued to see a decline in the volume of customer traffic due to the impact of the H1N1 influenza pandemic as well as a decline in the operators’ investment motive affected by the severe economic condition. In the gaming market, while the environment continued to be severe, affecting even the major operators in Las Vegas, there are some promising signs overseas, such as the case where casinos in Singapore were legalized and opened.

In the health and fitness industry, heightened interest in and demand related to the maintenance and promotion of good health is expected to continue into the future due to the aging population of Japan as well as concern over lifestyle diseases.

Against such a backdrop, the digital entertainment segment of the KONAMI CORPORATION and its subsidiaries (“Konami”) rolled out the latest titles in home video game software series, with a focus on popular Konami series such as the soccer game Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER). New titles, such as LOVEPLUS, which is a new romantic communication game, and titles featuring popular overseas content enjoyed steady sales. As products for amusement arcades, MAH-JONG FIGHT CLUB GARYOTENSEI, the latest in the series, and the large-scale mass medal game FORTUNE TRINITY continued to be satisfactory. Card game products also showed favorable sales. Turnover in home video game software and arcade games, however, has declined in comparison to the same period of the previous year, which was marked by the release of major game titles.

As for the Gaming & System segment, Konami enriched its product lineup in the North American and Australian markets, with a focus, in the case of video slot machines, on the new-generation cabinet (outer structure) Podium running the K2V series, and on the Advantage 5 series in the case of mechanical stepper machines. Those sales progressed steadily. Meanwhile, we also increased the sale of the Konami Casino Management System and the profits from participation agreements (equipment sales in which profits are shared).

In the Health & Fitness segment, we increased the number of new fitness clubs under Konami’s direct management and expanded the portfolio of fitness clubs outsourced to us. At the same time, we advanced the development and introduction of facilities and services that meet the diversifying needs of customers. Furthermore, we reinforced the marketing of health products, drove forward the computerization of health management and strove to expand and enrich services, both within and outside our facilities, supporting the promotion and maintenance of good health.

Our consolidated results for the year ended March 31, 2010 are as follows: consolidated net revenues amounted to ¥262,144 million (a year-on-year decrease of 15.4%), operating income was ¥18,664 million (a year-on-year decrease of 31.8%), net income before income taxes was ¥17,122 million (a year-on-year decrease of 30.7%), and net income attributable to Konami Corporation was ¥13,314 million (a year-on-year increase of 22.4%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2009	Year ended March 31, 2010	% change
Digital Entertainment	¥187,628	¥142,650	(24.0)
Gaming & System	18,336	19,996	9.1
Health & Fitness	89,965	85,765	(4.7)
Other and Eliminations	13,842	13,733	(0.8)

Consolidated net revenues	¥309,771	¥262,144	(15.4)

Digital Entertainment

Computer & Video Games business: In Japan, a diverse lineup of home video game products was released by Konami. In addition to sports titles – which are Konami’s forte – such as WORLD SOCCER Winning Eleven 2010 (known in the US and Europe as PES 2010 - Pro Evolution Soccer) and the JIKKYOU PAWAFURU PUROYAKYU series, Konami also released the animated title Pen 1 Grand Prix: A penguin’s troubles Special and LOVEPLUS in the romance themed simulation series, as one of the home video game software.

Furthermore, we promoted various popular Konami titles through online distribution for mobile phones and terminals. This included the commencement of the online distribution, such as DanceDanceRevolution S and Mobile PAWAFURU PUROYAKYU, for the Windows phone, following the distribution of software titles for the iPhone and iPod touch.

Amusement business: As amusement arcade video games, MAH-JONG FIGHT CLUB GARYOTENSEI, BASEBALL HEROES 2009 HA-SHA and QUIZ MAGIC ACADEMY VII, the latest titles in their series, were released in addition to popular music game titles. Meanwhile, in medal games, the large-scale token pusher FORTUNE TRINITY began operation in addition to the new genre mass medal game Infinity Rings. FORTUNE TRINITY, which was inspired by Las Vegas, is proving popular with its highly innovative show quality and design.

In order to arouse new demand, Konami launched, in March 2010, an e-money service named PASELI that utilizes the Konami e-AMUSEMENT service, which links amusement arcades nationwide in Japan through its network. PASELI has seen favorable reactions since its introduction. Card games business continued to mark favorable sales.

In North America and Europe, PES 2010 - Pro Evolution Soccer, the music game series DanceDanceRevolution and game content for overseas consumption, such as SAW, enjoyed favorable sales. Konami is also promoting the development of content, which meets the needs of overseas markets, for mobile phones and terminals. Mobile application programs for the iPhone/iPod touch that were produced overseas won international awards abroad.

Due to the absence of major titles, such as METAL GEAR SOLID 4 GUNS OF THE PATRIOTS of our previous fiscal year, however, the overall sales fell this quarter as compared to the same period in the previous fiscal year.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥142,650 million (a year-on-year decrease of 24.0%).

Gaming & System

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium, a new generation cabinet (outer structure) running the K2V series, continue to enjoy favorable sales. Sales of the Konami Casino Management System, a system that supports a steady flow of income through maintenance and services, and sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding their respective market shares. Full-scale marketing and sales are also expanding in Central and South America, building a distributor network for the market.

In the Australian market, sales of video slot machines, including the new cabinet Podium running the K2V series, increased favorably. The introduction of the Konami Casio Management System in the market also contributed to the improvement of Konami revenues.

The Global Gaming Expo, one of the gaming industry’s largest trade fairs, was held in November 2009 in Las Vegas. Konami exhibited, and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each relevant market. It included new content for the K2V series, which was loaded onto the Podium new cabinet (outer structure) for the expo; Advantage Revolution, the latest slot machine in which progress has been made in the staging elements; Advantage 5; and the Konami Casino Management System.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥19,996 million (a year-on-year increase of 9.1%).

Health & Fitness

A difficult business climate persisted in the fitness club industry as consumer spending remained suppressed due to uncertainty over the future, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members. Against such a backdrop, Konami strove to enhance its services – both within and outside its facilities – and its health products as well as expand the range of services and the lineup of products that meet regional characteristics and customer needs.

Operation of fitness clubs: Regarding directly managed facilities, 21 facilities were closed through merger and elimination of facilities executed as part of structural reform. Meanwhile, a total of the six facilities, including relocated and reconstructed facilities, were opened during the fiscal year such as Motoyamaminami (Hyogo Prefecture), Kitahama (Osaka Prefecture) and Sendai Nagamachi (Miyagi Prefecture). Furthermore, at some facilities, we introduced a digital golf simulator system to enhance the golf teaching program and health management and exercise guidance that combine the services provided by fitness clubs and medical institutions. We developed facilities meeting the characteristics of each region, upgraded and enhanced services utilizing IT and Konami’s strengths in health management, exercise and nutritional guidance, and provided support for the maintenance and promotion of good health – both within and outside our facilities – to our customers, whose health consciousness is on the rise.

Operation of sports facilities outsourced to us: As to the management of facilities outsourced to Konami, we added six facilities including the Mikamo Clean Center Residual Heat Utilization Facility (Tochigi Prefecture), the Hiroshima Prefectural Sports Center (Hiroshima Prefecture) and the Sakai Municipal Mihara Sports Center (Osaka Prefecture) to the portfolio, and we continued to promote the health of community residents by making use of Konami’s know-how and experience in the operation of public facilities, etc. The number of sports facilities managed by Konami, including those that are directly managed or managed on an outsourced basis, was 327 nationwide as of March 31, 2010.

Health products: As to health products, we released EXERCISEWATER ZERO, a sugar-free beverage with zero calories. We also launched the second catalog sales at post offices in Tokyo through an alliance with the Tokyo Branch of Japan Post Network Co., Ltd.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥85,765 million (a year-on-year decrease of 4.7%).

(3) Outlook for the Fiscal Year Ending March 31, 2011

Digital Entertainment

In digital entertainment, we will continue to focus on the large-scale European and North American video game software markets in addition to Japan. In particular, regarding global titles, we launched the latest installment of the METAL GEAR series, METAL GEAR SOLID PEACE WALKER, which includes cooperative game-play utilizing the game console’s local wireless ad-hoc connection (a first for this series), and intend to launch Castlevania -Lords of Shadow- sequentially in Japan, Asia, North America and Europe. As for the globally popular Winning Eleven (known in the US and Europe as PES (PRO EVOLUTION SOCCER)) soccer game series, we will focus on further enriching the content so that it responds even more to expectations during this official “Year of Sports” in Japan when soccer fans are becoming even more passionate than usual. We will continue rolling out titles worldwide on multiple platforms, beginning with the Japan launch of WORLD SOCCER WinningEleven 2010 Aoki Samurai no Chosen, the newest title in the series, which is scheduled in May 2010 as the popularity of soccer is expected to be heightened in Japan. We also plan to launch fulfilling core titles sequentially in Japan, including LOVEPLUSPLUS, a sequel to LOVEPLUS, which is winning favorable recognition in the market.

In North America and Europe, in addition to soccer titles and animated content, we will focus our efforts on the music game DanceDanceRevolution series—which remains a perennial favorite—and other music games, which is a genre that Konami exhibits particular strength in. Furthermore, we will also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as for mobile phones and terminals.

In arcade video games, we will further seek to upgrade and enlarge the lineup of products that utilize the e-AMUSEMENT service. In addition to titles from our standard game series, we are scheduled to launch METAL GEAR ARCADE, a nationwide competitive online game utilizing a 3D TV system. The game has been attracting the attention of the media since it was shown at the AOU 2010 Amusement Expo. Meanwhile, in medal games, we are scheduled to launch GI-Turf TV. We also intend to propose a wide range of industry-leading innovative services by sequentially expanding the number of game machines, such as the MAH-JONG FIGHT CLUB GARYOTENSEI, that support the PASELI e-money service which was launched during the spring 2010.

In card games, we will continue to develop our business widely in Japan and abroad.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games and card games.

Gaming & System

In slot machine marketing, regarding steppers, we will continue to promote the aggressive marketing of the Advantage 5 series that is enjoying popularity. In the future, we will actively enter the gaming market in Asia, such as in Singapore. Regarding video slot machines, we will reinforce product rollout and marketing with a focus on the new Podium cabinet (outer structure), which was launched during the fiscal year ended March 31, 2010.

The Konami Casino Management System continues to be adopted in North American and Australian markets, particularly by major operators. In the future, we will aggressively market this system in other markets, develop new functions and reinforce the system’s strength as a product. Furthermore, we will seek to stabilize operations by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales.

Konami plans to further strengthen the collaboration between its three bases—the US, Australia and Japan—and promote the efficiency of operations and the reinforcement of production and sales. Furthermore, we plan to develop new products that respond to changes in society and meet demands, and enhance the added-value of existing products. We will continue to use Konami’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Health & Fitness

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness, against the backdrop of an aging society and government measures taken against lifestyle diseases, of promoting good health. Under such circumstances, Konami strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles.

In April 2010, we opened Konami Sports Club Kami-Ooka. We intend to prepare extensive programs that meet the various needs of customers of all ages—from children to adults—by opening facilities at highly convenient locations in communities that promise to become a center of various people’s lives, adopting fitness equipment such as the BODYBIKE (stationary bicycle), which allows body fat to be burned while pedaling to music, and programs like the LES MILLS PROGRAMS (group exercise), which is featured in 75 countries around the world, and the Undojuku (sports school), based on the concept of physical and mental training as well as self-development.

We will promote our health and fitness business by leveraging, to the utmost, our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, rolling out new facilities that meet regional characteristics and customer needs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading, the expansion of our product lineup and other efforts.

Projected consolidated results for the coming year are as follows: net revenue of ¥285,000 million; operating income of ¥24,500 million; net income before taxes of ¥22,500 million; and net income attributable to Konami Corporation of ¥13,500 million.

Konami, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will continue to make efforts to disclose quarterly financial results.

2. Cash Flows

Cash flow summary for the year ended March 31, 2010:

	Millions of Yen
	Year ended March 31, 2009	Year ended March 31, 2010	Change
Net cash provided by operating activities	¥30,131	¥14,297	¥(15,834)
Net cash used in investing activities	(5,715)	(6,449)	(734)
Net cash used in financing activities	(21,004)	(10,744)	10,260
Effect of exchange rate changes on cash and cash equivalents	(1,974)	68	2,042
Net increase (decrease) in cash and cash equivalents	1,438	(2,828)	(4,266)

Cash and cash equivalents, end of the year	¥53,568	¥50,740	¥(2,828)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2010, amounted to ¥50,740 million, an decrease of ¥2,828 million compared to the year ended March 31, 2009, and a year-on-year decrease of 5.3%.

Cash flow summary for each activity for the year ended March 31, 2010 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥14,297 million for the year ended March 31, 2010, a year-on-year decrease of 52.6%. This primarily resulted from a decrease in the collection amount of sales proceeds and an increase in the inventories following a decrease in net income compared to that for the year ended March 31, 2009, when our Digital Entertainment segment released hit titles for video game software and amusement arcades. Meanwhile, the amount of income taxes paid in the year ended March 31, 2010 decreased from the year ended March 31, 2009 due to a decrease in taxable income.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥6,449 million for the year ended March 31, 2010, a year-on-year increase of 12.8%. This increase mainly resulted from the lack of proceeds from sale of property and equipment which existed for the year ended March 31, 2009, despite a decrease in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥10,744 million for the year ended March 31, 2010, a year-on-year decrease of 48.8%. These financing activities primarily resulted from the lack of purchases of treasury stock and redemption of bonds which took place during the year ended March 31, 2009.

The trends of cash flow index are as follows

	Year ended March 31, 2009	Year ended March 31, 2010
Equity-assets ratio (%)	59.2	61.9
Equity-assets ratio at fair value (%)	65.4	80.7
Liabilities to cash flow ratio (years)	1.4	3.0
Interest coverage ratio (times)	20.5	9.1

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities derive from our consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in our consolidated balance sheet.

3. Basic Policy on the Distribution of Profits

Konami believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future possibility in order to continually reinforce Konami’s growth potential and competitiveness.

As for term-end dividends for the consolidated year ended March 31, 2010, 27 yen per share dividend was approved at the Board Meeting held on May 13, 2010. As a result, the dividends on an annual basis will be 54 yen per share, including the distributed interim dividend of 27 yen per share.

Konami plans to distribute dividends of 32 yen per share for the fiscal year ending March 31, 2011.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a corporate group engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” The Konami Group is comprised of KONAMI CORPORATION (“the Company”) and its 22 consolidated subsidiaries and one equity-method affiliate.

The summary overview of the Company, consolidated subsidiaries and equity-method affiliate and the business segment in which they operate are as follows.

The four business segments shown below are based on the same categorization as described below in “6. Segment Information” under “4. Consolidated Financial Statements.”

Business Segments	Major Companies
Digital Entertainment		Konami Digital Entertainment Co., Ltd.
	Domestic	HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc., One other company

Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
	Overseas	Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Health & Fitness		Konami Sports & Life Co., Ltd. (Notes 3)
	Domestic	COMBI WELLNES Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), One other company

Other	Domestic	KPE, Inc., Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Major companies that have operations in more than one business segment are included in each segment in which they operate.

2.	Resort Solution Co., Ltd. is an equity-method affiliate.

3.	Konami Sports & Life Co., Ltd. merged with Self Fitness Club Corporation in May 2009.

Business Organization

3. Management Policy

1. Management Policy

We, Konami Group of Companies, are aiming to be a business group that is always highly regarded by all people, by creating and providing them with “Valuable Time”. Furthermore, our basic management policy is to “value shareholders,” “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen.” We aim for the optimum use of the group’s managerial resources with the following as specific guiding principles for management: to “follow global standards,” “engage in fair competition” and “pursue high profits”.

To “value shareholders,” our basic policy is to emphasize payment of dividends and enhance our corporate value to return profits to our shareholders. It is also our policy to focus the investment of retained earnings after dividends in highly promising fields so that we may increase corporate value and enlarge resources for the payment of dividends in the future.

To “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen,” we focus on maintaining sound relationships with shareholders, investors, customers, business partners, employees and society as a whole, as well as carry out support activities in a wide range of fields including education, sports and culture.

In accordance with such basic policies, Konami will continue to seek to deliver dreams and excitement to people around the world by creating and providing “Valuable Time.”

2. Profit Appropriation Policy

Konami aims to continually enhance profitability through the improvement of operational efficiency. Emphasis is placed on three managerial indexes: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

3. Medium- to Long-term Corporate Strategies and Objectives

Build a powerful organization that can respond to rapid changes in the global economy

Although there were signs of gradual recovery from the ongoing economic slowdown from the previous fiscal year, the global economy remains uncertain. There is also concern of a difficult business climate which persisted in our businesses – Digital Entertainment, Gaming & System and Health & Fitness – due to the impact of the Economic Uncertainty.

On the other hand, in our business environment, progress has been made in developing a network environment. In the process, users have begun sharing a variety of information, and communities are starting to emerge each of which is characterized by its distinct taste.

Konami has shifted to a holding company structure so that it may respond appropriately to a rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami group and the execution of duties for each business segment. In promoting the globalization of each business segment, we shifted to a system in which each Konami director is ultimately responsible for a business segment. This is to enable on-target response to the needs of each market as well as promote the agile development of each business. We also intend to promote the competitiveness and the sustainable growth of each group company. We believe that this will allow the whole Konami group to make a leap forward.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, various hardware manufacturers have expanded standalone video game consoles and handheld video game consoles. Furthermore, new gaming platforms, including mobile phones or other handheld devices, also continue to expand, and online access is available globally on multiple platforms. As a result, users seeking a new and diversity of ways to play games with an emphasis on connection with others over a network are on the increase.

With such diversity and globalization sought by users, Konami intends to channel appropriate managerial resources in selective and focused manners.

In the Gaming & System segment, as for the casino market where Konami operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Konami, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for Konami. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Health & Fitness segment, we have been promoting, against the backdrop of higher health consciousness and increase in those with more leisure time due to the retirement of baby boomers, new Konami Sports Club outlets as well as taking on management of fitness clubs outsourced to Konami.

It is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value. This includes the reinforcement of our proprietary IT-based health management system that keeps an ongoing record of users’ exercise history in various real-life situations (e.g., at the fitness club, outside the home and in the home) and manages data for the promotion of good health, provision of new services and even the marketing of supplements.

Konami plans to allocate appropriate managerial resources not only to the existing Digital Entertainment, Gaming & System segments, and Health & Fitness but also to new business fields where growth is anticipated in the medium- to long-term.

4. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2009		March 31, 2010		March 31, 2010
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥53,568		¥50,740		$545,357
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥470 million and 680 million ($7,309 thousand) at March 31, 2009 and March 31, 2010, respectively	30,624		30,164		324,204
Inventories	23,512		23,497		252,547
Deferred income taxes, net	19,203		20,669		222,152
Prepaid expenses and other current assets	9,768		9,492		102,021

Total current assets	136,675	45.3	134,562	45.1	1,446,281
PROPERTY AND EQUIPMENT, net	60,552	20.1	62,434	20.9	671,045
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	560		226		2,429
Investments in affiliates	2,119		2,146		23,065
Identifiable intangible assets	35,883		35,246		378,826
Goodwill	21,925		21,899		235,372
Lease deposits	27,959		27,685		297,560
Deferred income taxes, net	3,641		3,531		37,952
Other assets	12,356		10,469		112,522

Total investments and other assets	104,443	34.6	101,202	34.0	1,087,726

TOTAL ASSETS	¥301,670	100.0	¥298,198	100.0	$3,205,052

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2009		March 31, 2010		March 31, 2010
		%		%
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,627		¥2,433		$26,150
Trade notes and accounts payable	17,430		16,138		173,452
Accrued income taxes	6,683		3,962		42,584
Accrued expenses	17,738		18,568		199,570
Deferred revenue	7,586		6,246		67,132
Other current liabilities	9,322		6,118		65,757

Total current liabilities	62,386	20.7	53,465	17.9	574,645
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	37,739		39,885		428,687
Accrued pension and severance costs	2,941		2,861		30,750
Deferred income taxes, net	6,564		4,162		44,733
Other long-term liabilities	8,501		8,594		92,369

Total long-term liabilities	55,745	18.5	55,502	18.6	596,539

TOTAL LIABILITIES	118,131	39.2	108,967	36.5	1,171,184

COMMITMENTS AND CONTINGENCIES

EQUITY:
Konami Corporation stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2009 and March 31, 2010	47,399	15.7	47,399	15.9	509,448
Additional paid-in capital	77,090	25.6	77,089	25.9	828,558
Legal reserve	284	0.1	284	0.1	3,052
Retained earnings	76,947	25.5	83,055	27.9	892,680
Accumulated other comprehensive income (loss)	98	0.0	(175)	(0.1)	(1,881)
Treasury stock, at cost- 10,038,498 shares and 10,039,336 shares at March 31, 2009 and March 31, 2010, respectively	(23,186)	(7.7)	(23,187)	(7.8)	(249,215)

Total Konami Corporation stockholders’ equity	178,632	59.2	184,465	61.9	1,982,642

Noncontrolling interest	4,907	1.6	4,766	1.6	51,226

TOTAL EQUITY	183,539	60.8	189,231	63.5	2,033,868

TOTAL LIABILITIES AND EQUITY	¥301,670	100.0	¥298,198	100.0	$3,205,052

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31, 2009		Year ended March 31, 2010		Year ended March 31, 2010
		%		%
NET REVENUES:
Product sales revenue	¥227,821		¥185,514		$1,993,917
Service revenue	81,950		76,630		823,624

Total net revenues	309,771	100.0	262,144	100.0	2,817,541

COSTS AND EXPENSES:
Costs of products sold	133,670		109,910		1,181,320
Costs of services rendered	78,966		75,824		814,961
Selling, general and administrative	58,653		55,407		595,518
Restructuring and impairment charges	11,121		2,339		25,140

Total costs and expenses	282,410	91.2	243,480	92.9	2,616,939

Operating income	27,361	8.8	18,664	7.1	200,602

OTHER INCOME (EXPENSES):
Interest income	459		165		1,773
Interest expense	(1,468)		(1,574)		(16,917)
Foreign currency exchange gain (loss), net	(1,641)		67		720
Other, net	8		(200)		(2,150)

Other income (expenses), net	(2,642)	(0.8)	(1,542)	(0.6)	(16,574)

INCOME BEFORE INCOME TAXES	24,719	8.0	17,122	6.5	184,028
INCOME TAXES	10,715	3.5	3,600	1.3	38,693
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(2,490)	(0.8)	56	0.0	602
NET INCOME	11,514	3.7	13,578	5.2	145,937
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	640	0.2	264	0.1	2,837

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥10,874	3.5	¥13,314	5.1	$143,100

PER SHARE DATA:	Yen				U.S. Dollar
	Year ended March 31, 2009		Year ended March 31, 2010		Year ended March 31, 2010
Basic net income attributable to Konami Corporation per share	¥79.30		¥99.76		$1.07
Diluted net income attributable to Konami Corporation per share	79.30		99.76		1.07

Weighted-average common share outstanding	137,124,130		133,461,138
Diluted weighted-average common shares outstanding	137,124,130		133,461,138

3. Consolidated Statements of Equity (Unaudited)

	Millions of Yen
	Stockholders’ Equity						Total Konami Corporation stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2008	¥47,399	¥77,078	¥284	¥73,492	¥2,579	¥(18,073)	¥182,759	¥4,324	¥187,083

Cash dividends attributable to Konami Corporation				(7,419)			(7,419)		(7,419)
Cash dividends attributable to noncontrolling interest								(2)	(2)
Purchase of treasury stock						(5,576)	(5,576)		(5,576)
Reissuance of treasury stock		(0)				463	463		463
Others		12					12	(55)	(43)
Comprehensive income
Net income				10,874			10,874	640	11,514
Foreign currency translation adjustments					(2,078)		(2,078)		(2,078)
Net unrealized losses on available-for-sale securities					(59)		(59)		(59)
Pension liability adjustment					(344)		(344)		(344)

Total comprehensive income							8,393	640	9,033

Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632	¥4,907	¥183,539

Cash dividends attributable to Konami Corporation				(7,206)			(7,206)		(7,206)
Cash dividends attributable to noncontrolling interest								(381)	(381)
Purchase of treasury stock						(3)	(3)		(3)
Reissuance of treasury stock		(1)				2	1		1
Comprehensive income
Net income				13,314			13,314	264	13,578
Foreign currency translation adjustments					(207)		(207)	(4)	(211)
Net unrealized losses on available-for-sale securities					(8)		(8)		(8)
Pension liability adjustment					(58)		(58)	(20)	(78)

Total comprehensive income							13,041	240	13,281

Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total Konami Corporation stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2009	$509,448	$828,568	$3,052	$827,031	$1,053	$(249,205)	$1,919,947	$52,741	$1,972,688
Cash dividends attributable to Konami Corporation				(77,451)			(77,451)		(77,451)
Cash dividends attributable to noncontrolling interest								(4,095)	(4,095)
Purchase of treasury stock						(32)	(32)		(32)
Reissuance of treasury stock		(10)				22	12		12
Comprehensive income				143,100			143,100	2,838	145,938
Net income
Foreign currency translation adjustments					(2,225)		(2,225)	(43)	(2,268)
Net unrealized losses on available-for-sale securities					(86)		(86)		(86)
Pension liability adjustment					(623)		(623)	(215)	(838)

Balance at March 31, 2010	$509,448	$828,558	$3,052	$892,680	$(1,881)	$(249,215)	$1,982,642	$51,226	$2,033,868

4. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2009	Year ended March 31, 2010	Year ended March 31, 2010
Cash flows from operating activities:
Net income	¥11,514	¥13,578	$145,937
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	13,731	12,899	138,639
Provision for doubtful receivables	209	259	2,784
Restructuring and impairment charges	11,121	2,339	25,140
Gain or loss on sale or disposal of property and equipment, net	(337)	822	8,835
Equity in net loss (income) of affiliated company	2,490	(56)	(602)
Deferred income taxes	(4,811)	(3,577)	(38,446)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	175	(261)	(2,805)
Decrease (increase) in inventories	(1,424)	(2,455)	(26,386)
Decrease (increase) in other receivables	1,111	(406)	(4,364)
Decrease (increase) in prepaid expenses	(918)	(24)	(258)
Increase (decrease) in trade notes and accounts payable	(556)	(949)	(10,200)
Increase (decrease) in accrued income taxes, net of tax refunds	(2,157)	(2,526)	(27,150)
Increase (decrease) in accrued expenses	(1,266)	(262)	(2,816)
Increase (decrease) in deferred revenue	(234)	(1,294)	(13,908)
Increase (decrease) in advance received	(796)	(478)	(5,138)
Increase (decrease) in deposits	(93)	(396)	(4,256)
Other, net	2,372	(2,916)	(31,341)

Net cash provided by operating activities	30,131	14,297	153,665

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2009	Year ended March 31, 2010	Year ended March 31, 2010
Cash flows from investing activities:
Capital expenditures	(8,531)	(6,318)	(67,906)
Proceeds from sales of property and equipment	1,355	10	107
Decrease (increase) in lease deposits, net	1,616	(374)	(4,020)
Other, net	(155)	233	2,504

Net cash used in investing activities	(5,715)	(6,449)	(69,315)
Cash flows from financing activities:
Repayments of long-term debt	(592)	(592)	(6,363)
Redemption of bonds	(5,000)	—	—
Principal payments under capital lease obligations	(2,886)	(2,581)	(27,741)
Dividends paid	(7,414)	(7,569)	(81,352)
Purchases of treasury stock by parent company	(5,576)	(3)	(32)
Other, net	464	1	11

Net cash used in financing activities	(21,004)	(10,744)	(115,477)
Effect of exchange rate changes on cash and cash equivalents	(1,974)	68	734
Net increase (decrease) in cash and cash equivalents	1,438	(2,828)	(30,393)
Cash and cash equivalents, beginning of the period	52,130	53,568	575,750

Cash and cash equivalents, end of the period	¥53,568	¥50,740	$545,357

5. Going concern assumption:

None

6. Segment Information (Unaudited)

(1) Segment information

Year ended March 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥18,336	¥89,702	¥14,425	¥309,771
Intersegment	320	—	263	(583)	—

Total	187,628	18,336	89,965	13,842	309,771
Operating expenses	146,076	14,889	98,235	23,210	282,410

Operating income (loss)	¥41,552	¥3,447	¥(8,270)	¥(9,368)	¥27,361

Year ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Year ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,528,794	$214,918	$918,745	$155,084	$2,817,541
Intersegment	4,417	—	3,063	(7,480)	—

Total	1,533,211	214,918	921,808	147,604	2,817,541
Operating expenses	1,302,311	164,693	942,466	207,469	2,616,939

Operating income (loss)	$230,900	$50,225	$(20,658)	$(59,865)	$200,602

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under ASC No. 280 “Segment Reporting” (former SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”)

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Year ended March 31, 2010	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Year ended March 31, 2010	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,133,491	$362,672	$254,536	$66,842	$2,817,541	—	$2,817,541
Intersegment	153,396	40,896	958	7,190	202,440	$(202,440)	—

Total	2,286,887	403,568	255,494	74,032	3,019,981	(202,440)	2,817,541
Operating expenses	2,143,454	363,768	242,886	70,507	2,820,615	(203,676)	2,616,939

Operating income (loss)	$143,433	$39,800	$12,608	$3,525	$199,366	$1,236	$200,602

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered.

North America presented in the table above substantially consists of the United States.

- Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

- Significant change in preparation basis for quarterly consolidated financial statements

1.

In the three months began July 1, 2009, Konami adopted ASC No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (“SFAS”) No.168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No.162”). ASC No. 105 establishes that the FASB Accounting Standard Codification ™ is the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the Securities and Exchange Commission, doing away with the previous various hierarchy. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

2.	Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

3.	Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

- Subsequent Events

For the Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009): None

For the Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010): None

5. Non-consolidated Financial Statements

1. Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2009		March 31, 2010
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥33,495		¥32,037
Trade accounts receivable	3,833		3,097
Prepaid expense	201		181
Deferred income taxes, net	146		160
Short-term loans to affiliates	24,477		9,393
Income tax receivable	2,342		2,245
Other	214		246
Allowance for doubtful accounts	(5)		(2)

Total current assets	64,706	35.8	47,360	26.5
FIXED ASSETS:
Tangible fixed assets
Building improvement	156		191
Transportation equipment	18		24
Tools and fixtures	268		191

Total tangible fixed assets	442	0.2	406	0.2
Intangible fixed assets
In-house software	3		4
Trademark	3		2
Design	—		4
Other	0		0

Total intangible fixed assets	7	0.0	11	0.0
Investments and other assets
Investment securities	855		521
Investments in subsidiaries and affiliate	112,120		116,120
Long-term loans to subsidiaries	2,130		13,949
Long-term prepaid expenses	8		5
Deferred income taxes, net	65		76
Lease deposit	563		232
Other	54		64
Allowance for doubtful accounts	(0)		(6)

Total investments and other assets	115,797	64.0	130,963	73.3

Total fixed assets	116,246	64.2	131,382	73.5

TOTAL ASSETS	¥180,952	100.0	¥178,743	100.0

	(Millions of Yen)
	March 31, 2009		March 31, 2010
		%		%
LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
Short-term borrowings	¥15,204		¥7,307
Current portion of long-term debt	592		204
Other accounts payables	671		568
Accrued expenses	341		200
Income taxes payable	1,098		886
Deposits received	26		23

Total Current liabilities	17,934	9.9	9,191	5.1
LONG-TERM LIABILITIES:
Straight bonds	15,000		15,000
Long-term borrowings	204		—
Long-term borrowings from subsidiaries	350		350
Accrued pension and severance costs	6		—
Asset retirement obligation	—		93
Other	1,321		1,096

Total long-term liabilities	16,881	9.3	16,539	9.3

Total liabilities	34,816	19.2	25,730	14.4

NET ASSETS:
Common stock	47,398	26.2	47,398	26.5
Capital surplus	43,240	23.9	43,240	24.2
Additional paid-in capital	36,893		36,893
Other capital surplus	6,347		6,346
Retained earnings	77,843	43.0	84,729	47.4
Legal reserve	283		283
Special reserves	55,794		58,294
Retained earnings brought forward	21,764		26,150
Treasury Stock	(22,354)	(12.3)	(22,355)	(12.5)

Total stockholders’ equity	146,127	80.8	153,012	85.6

Difference of appreciation and conversion	8	0.0	—	—
Net unrealized gains on available-for-sale securities	8	0.0	—	—

Total net assets	146,136	80.8	153,012	85.6

TOTAL LIABILITIES AND NET ASSETS	¥180,952	100.0	¥178,743	100.0

2. Non-consolidated Statements of Income (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2009		Year ended March 31, 2010
		%		%
Operating revenues	¥21,456	100.0	¥19,295	100.0
Management fee revenue	6,999		5,054
Dividend income	14,457		14,241
Selling, general and administrative expenses	5,700	26.6	4,685	24.3

Operating income	15,755	73.4	14,609	75.7
Non-operating income	380	1.8	300	1.6
Interest income	342		256
Other	37		44
Non-operating expense	413	1.9	415	2.2
Interest expenses	115		41
Bond interest expenses	242		242
Foreign exchange loss	29		100
Other	26		30

Ordinary income	15,721	73.3	14,495	75.1
Extraordinary gain	17	0.1	50	0.3
Gain on sale of equity securities	—		50
Gain on reversal of allowance for doubtful accounts	17		—
Extraordinary losses	4,225	19.7	256	1.3
Loss on disposal of property and equipment	1		—
Loss on sale of equity securities	—		235
Loss on impairment of equity securities	3,874		—
Loss on sale of shares of an affiliated company	349		—
Effect of adoption of an accounting standard for asset retirement obligations	—		20

Income before income taxes	11,513	53.7	14,289	74.1
Income taxes
Current	1,473		215
Deferred	585		(19)

Total income taxes	2,058	9.6	196	1.1

Net income	¥9,454	44.1	¥14,092	73.0

3. Non-consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	For the Fiscal Year Ended March 31, 2009											(Millions of yen)
	Stockholders’ equity
		Capital surplus			Retained earnings						Difference of appreciation and conversion
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on available-for-sale securities	Total difference of appreciation and conversion	Total net assets
Balance at March 31, 2008	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥52,094	¥23,429	¥75,807	¥(17,241)	¥149,205	¥67	¥67	¥149,272
Changes during the year
Cash dividends							(7,419)	(7,419)		(7,419)			(7,419)
Other reserves						3,700	(3,700)	—		—			—
Net income							9,454	9,454		9,454			9,454
Purchase of treasury stock									(5,582)	(5,582)			(5,582)
Reissuance of treasury stock			(0)	(0)					469	469			469
Net change of items other than stockholders’ equity											(58)	(58)	(58)
Total changes during the year	—	—	(0)	(0)	—	3,700	(1,664)	2,035	(5,113)	(3,078)	(58)	(58)	(3,136)
Balance at March 31, 2009	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥55,794	¥21,764	¥77,843	¥(22,354)	¥146,127	¥8	¥8	¥146,136

	For the Fiscal Year Ended March 31, 2010											(Millions of yen)
	Stockholders’ equity
		Capital surplus			Retained earnings						Difference of appreciation and conversion
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on available-for-sale securities	Total difference of appreciation and conversion	Total net assets
Balance at March 31, 2009	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥55,794	¥21,764	¥77,843	¥(22,354)	¥146,127	¥8	¥8	¥146,136
Changes during the year
Cash dividends							(7,206)	(7,206)		(7,206)			(7,206)
Other reserves						2,500	(2,500)	—		—			—
Net income							14,092	14,092		14,092			14,092
Purchase of treasury stock									(2)	(2)			(2)
Reissuance of treasury stock			(0)	(0)					1	1			1
Net change of items other than stockholders’ equity											(8)	(8)	(8)
Total changes during the year	—	—	(0)	(0)	—	2,500	4,385	6,885	(0)	6,884	(8)	(8)	6,876
Balance at March 31, 2010	¥47,398	¥36,893	¥6,346	¥43,240	¥283	¥58,294	¥26,150	¥84,729	¥(22,355)	¥153,012	—	—	¥153,012

4. Going concern assumption:

None